Delisting Determination, The Nasdaq Stock Market, LLC, September 17, 2026 Empro Group Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of Empro Group Inc. effective at the opening of the trading session on October 16, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101 and 5250(c)(1). The Company was notified of the Staff determination on July 16, 2026.
The Company did not appeal the Staff Delist Determination Letter.
The Company ordinary shares were suspended on July 27, 2026. The
Staff determination to delist the Company ordinary shares became final on July 27, 2026.